Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

QSAM Biosciences, Inc.

We hereby consent to the incorporation by reference in this Registration Statement No. 333-261735 of QSAM Biosciences, Inc. on Form S-1/A to be filed on or about April 1, 2022 of our report dated February 24, 2022, except for the common share, per share, and loss per share presentation on a post-reverse split basis dated March 10, 2022, on our audits of QSAM Biosciences, Inc.’s consolidated financial statements as of December 31, 2021 and 2020 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of the substantial doubt concerning the Company’s ability to continue as a going concern. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

D. Brooks and Associates CPAs, P.A.

Palm Beach Gardens, FL

April 1, 2022